Exhibit 7.6

                                    [IMAC Letterhead]


                                    FOR IMMEDIATE RELEASE



INTERNATIONAL METALS
TERMINATES MERGER AGREEMENT
WITH NEW JERSEY STEEL



     New York, New York - February 1, 1995. Internation-al Metals Acquisition Corporation (IMAC:OTC) announced today that it has terminated the previously announced
Merger Agreement relating to IMAC's acquisition of New
Jersey Steel Corporation (NJST:NASDAQ) and the related
Stock Purchase Agreement with Von Roll Ltd., the holder of 60.4% of the outstanding shares of New Jersey Steel.

     Under the terms of the Merger Agreement, each share of New Jersey Steel common stock would have been convert-ed, at the option of the holder, into either $18 in cash or a unit consisting of approximately $18 in IMAC common stock plus one five-year warrant to purchase one share of IMAC common stock at $18 per share.

     IMAC stated that it terminated the Merger Agreement pursuant to various of its terms, including those relat-ing to material breaches by New Jersey Steel of certain provisions of the Merger Agreement.

     IMAC further stated that, prior to its termination of the Merger Agreement, it had proposed revisions to its terms. These revisions provided that New Jersey Steel stockholders would have had the option to convert each of their shares into either: (A) $14.65 in cash plus $3.35 in IMAC common stock; or (B) $14.65 in cash plus $3.35 in IMAC 10% payment-in-kind 9-year redeemable preferred stock plus approximately 0.2 of a five-year warrant to purchase IMAC common stock at $5.50 per share; or (C) $18 in IMAC common stock plus one five-year warrant to pur-chase one share of IMAC common stock at $8 per share.

     IMAC stated that, Von Roll Ltd., New Jersey Steel's majority stockholder, indicated its conditional accep-tance of the proposed revisions. However, New Jersey
Steel's independent director's committee did not accept them. IMAC also indicated that it has notified New
Jersey Steel that, pursuant to the Merger Agreement, IMAC is entitled to be reimbursed by New Jersey Steel for its expenses incurred in connection with the proposed merger.

     In commenting on the termination of the Merger
Agreement, Mr. Michael Scharf, Chairman and CEO of IMAC, stated, "IMAC will be assiduously pursuing other acquisi-tion opportunities and fully intends to consummate a Business Combination by August 20, 1995."

(Contact:  Michael J. Scharf, Chairman and CEO, IMAC, 667
Madison Avenue, New York, New York 10021, (212)246-1000)